FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: April 1, 1998 to June 30, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary












NEWCOURT CREDIT GROUP INC.


CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the six months ended June 30, 1998

Newcourt Credit Group Inc.

                        CONSOLIDATED BALANCE SHEETS

                            Unaudited)

                    [in thousands of Canadian dollars]


                                       June 30,   December 31,
                                        1998          1997
                                          $            $

ASSETS
Cash and cash held in escrow                    0    1,778,413
Finance assets held for investment
        [notes 3 and 5]                11,704,833    2,185,568
Operating leases held for investment
     and sale [notes 4 and 5]           3,103,490      275,833
Finance assets held for sale            1,634,739    1,091,398
Investment in affiliated companies        240,732      173,918
Accounts receivable, prepaids and other   427,950      181,736
Future income tax receivable              283,990            0
Fixed assets [note 6]                     128,914       87,396
Goodwill [note 7]                       1,875,643      408,754
Total Assets                           19,400,291    6,183,016

LIABILITIES, PREFERRED SECURITIES AND
SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued
  liabilities                           1,245,773     303,968
Debt [note 8]                          13,359,745   2,789,816
Future income tax liability                     0      27,739
Total Liabilities                      14,605,518   3,121,523
Preferred Securities                      284,560           0

Shareholders' Equity
Share capital [note 9]                  4,283,354   2,935,402
Retained earnings                         226,859     126,091
Total Shareholders' Equity              4,510,213   3,061,493
Total Liabilities, Preferred
Securities and Shareholders' Equity    19,400,291   6,183,016

See accompanying notes

Newcourt Credit Group Inc.

         CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                            (Unaudited)

 [in thousands of Canadian dollars, except for per share amounts]


                                                Six Months Ended
                                            June 30,     June 30,
                                             1998          1997
                                               $             $
Asset finance income
      Revenue on sale of finance assets      198,275       61,605
      Management and other fees              104,805       18,106
      Net finance and rental income          374,904       31,842
Total asset finance income                   677,984      111,553

Operating expenses
      Salaries and wages                     220,192       30,737
      Operating and administrative           212,374       32,258
      Depreciation and amortization           58,594        5,544
Operating income before taxes                186,824       43,014
Provision for income taxes                    74,680        9,023
Net income for the period                    112,144       33,991
Retained earnings, beginning of period       126,091      100,774
Dividends paid on common shares              (11,166)     (4,391)
Options purchased                               (210)     (1,044)
Retained earnings, end of period             226,859      129,330

Earnings per common share:
Basic                                          $0.81        $0.54
Fully diluted                                  $0.81        $0.54

See accompanying notes

Newcourt Credit Group Inc.

          CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                            (Unaudited)

 [in thousands of Canadian dollars, except for per share amounts]



                                           Three Months Ended
                                         June 30,       June 30,
                                           1998           1997
                                             $              $
Asset finance income
      Revenue on sale of finance assets    112,121        38,868
      Management and other fees             56,314         8,187
      Net finance and rental income        184,785        15,834
Total asset finance income                 353,220        62,889

Operating expenses
      Salaries and wages                   103,409        17,161
      Operating and administrative         104,499        18,142
      Depreciation and amortization         29,980         2,680
Operating income before taxes              115,332        24,906
Provision for income taxes                  45,577         5,040
Net income for the period                   69,755        19,866
Retained earnings, beginning of period     162,898       112,619
Dividends paid on common shares             (5,584)       (2,284)
Options purchased                             (210)         (871)
Retained earnings, end of period           226,859       129,330

Earnings per common share:
Basic                                        $0.49         $0.31
Fully diluted                                $0.49         $0.31

See accompanying notes

Newcourt Credit Group Inc.
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (Unaudited)

                   [in thousands of Canadian dollars]

                                           Six Months Ended
                                         June 30,      June 30,
                                           1998          1997
                                             $             $

OPERATING ACTIVITIES
Net income for the period                   112,144       33,991
Add items not requiring an outlay of cash
      Future income taxes                    59,178        7,076
      Depreciation and amortization          58,594        5,544
Cash flow from operations                   229,916       46,611
Net change in non-cash assets and
  liabilities                                94,333      (32,187)
Cash provided by operating activities       324,249       14,424

INVESTING ACTIVITIES
Finance assets, underwritten and
    purchased                            (9,229,984)  (2,285,665)
Finance assets, sold                      5,201,022    1,791,316
Finance assets, repayments and others     3,040,804      461,970
Finance assets and assets held for sale    (988,158)     (32,379)
Business acquisitions                    (1,645,029)           0
Investment in affiliated companies          (66,814)      (8,846)
Purchase of fixed assets                    (16,896)     (54,999)
Cash used in investing activities        (2,716,897)     (96,224)

FINANCING ACTIVITIES
Debt issued, net                             83,016      (11,020)
Issue of common shares, net               2,279,884      123,153
Deferred tax on share issues                 33,711        2,508
Dividends paid on common shares             (11,166)      (4,391)
Options purchased                              (210)      (1,044)
Cash provided by financing activities     2,385,235      109,206

Increase (decrease) in cash during the
     period                                  (7,413)      27,406
Cash (net of cash held in escrow of
   $1,771,000 [June 30, 1997 - nil]),
    beginning of period                       7,413       51,184
Cash, end of period                               0       78,590

See accompanying notes

Newcourt Credit Group Inc.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (Unaudited)

                     [in thousands of Canadian dollars]


                                           Three Months Ended
                                         June 30,        June 30,
                                           1998            1997
                                             $               $

OPERATING ACTIVITIES
Net income for the period                   69,755         19,866
Add items not requiring an outlay of cash
      Future income taxes                   47,525          4,294
      Depreciation and amortization         29,980          2,680
Cash flow from operations                  147,260         26,840
Net change in non-cash assets and
   Liabilities                             155,372         27,770
Cash provided by operating activities      302,632         54,610

INVESTING ACTIVITIES
Finance assets, underwritten
   and purchased                        (5,304,551)    (1,339,133)
Finance assets, sold                     3,561,825      1,077,252
Finance assets, repayments and others    1,674,138        269,459
Finance assets and assets held for sale    (68,588)         7,578
Investment in affiliated companies         (68,807)          (900)
Purchase of fixed assets                   (11,058)       (44,641)
Cash used in investing activities         (148,453)       (37,963)

FINANCING ACTIVITIES
Debt issued, net                          (809,214)        60,381
Shares issued for subscription rights, net 566,620          1,753
Deferred tax on share issues                 7,014              0
Dividends paid on common shares             (5,584)        (2,284)
Options purchased                             (210)          (871)
Cash provided by (used in) financing
    Activities                            (241,374)        58,979

Increase (decrease) in cash during
    the period                             (87,195)        75,626
Cash, beginning of period                   87,195          2,964
Cash, end of period                              0         78,590

See accompanying notes

1. NATURE OF THE COMPANY'S OPERATIONS

The Company is an independent, non-bank financial services enterprise with operations primarily in Canada and the United States and has recently expanded its operations into the United Kingdom and Australia. The acquisition of AT&T Capital
Corporation ("AT&T Capital") has expanded the Company's operations into Europe, the
Asia/Pacific Region, Mexico and South America.
The Company originates, sells and manages asset-based financing by way of secured loans, leases and conditional sales contracts. Generally, the Company retains an interest in the financings it originates. The loan origination activities focus on the commercial and corporate finance segments of the asset-based lending market.

The Company originates loans in the commercial finance market through vendor finance programs.
These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company serves the corporate finance market through financing services it delivers via vendors to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Finance assets held for investment

Net investment in finance assets is comprised of loans, the aggregate of capital lease receivables, estimated unguaranteed residual values, unearned income, allowance for credit losses and the Company's investment in securitization receivables. Income is recognized on finance assets held for investment on an actuarial basis which produces a constant rate of return on the investment in finance assets.

Recognition of finance income is generally suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears.
Accrual is resumed when the receivable becomes contractually current and management believes there is no longer any significant probability of loss.

Operating leases held for investment and sale

Equipment under operating leases is generally depreciated over the estimated useful life of the asset. During the term of the related lease, annual depreciation is generally calculated on a straight-line basis based on the estimated unguaranteed residual values at the end of the respective lease terms. Rental revenue is recognized on a straight-line basis over the related lease terms.

Estimated unguaranteed residual values

Estimated unguaranteed residual values are established upon acquisition and leasing of the equipment based upon the estimated value of the equipment at the end of the lease term. Values are determined on the basis of studies prepared by the Company, historical experience and industry data. Although it is reasonably possible that a change in the unguaranteed residual values could occur in the near term, the Company actively manages its residual values by communicating with lessees and vendors during the lease term to encourage lessees to extend their leases or upgrade and enhance their leased equipment. Residual values are continually reviewed and monitored by the Company. Declines in residual values for capital leases are recognized as an immediate charge to income.
Declines in residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Deferred costs

Direct incremental costs of acquisition of finance assets, operating leases and of investing in affiliated companies are deferred and amortized over the shorter of the term of the finance asset or operating lease and the expected period of future benefit. As finance assets are securitized, the unamortized portion of the acquisition costs related to the assets being securitized is expensed. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Allowance for credit losses

Losses on finance assets and the carrying value of repossessed assets are determined by discounting at the rate of interest inherent in the original asset the expected future cash flows of the finance assets including realization of collateral values and estimated recoveries under third party guarantees and vendor support agreements.

General allowances are established for probable losses on loans and leases whose impairment cannot otherwise be measured.

Revenue on sale of finance assets

The Company sells certain of its asset-based financing originations to securitization vehicles.

The securitization transactions are accounted for as sales of finance assets, resulting in the removal of the assets from the Company's consolidated balance sheet, the recording of assets received and the computation of a gain on sale. The asset received is generally cash.
Assets retained represent an interest in the cash flows of the receivables sold. Such retained interest may include cash collateral accounts, excess spread assets, securities backed by the transferred assets and residual interests in securitized trusts. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of a normal servicing fee.
The sale of finance assets is recorded when the significant risks and rewards of ownership are transferred.

Income is earned on the securitization
receivables and is recognized on an accrual basis. The carrying value of this asset is reduced, as required, based upon changes in the Company's share of the estimated credit losses on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to a normal servicing fee over the term of the securitized assets.

Certain finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company, which generally continues to service these assets on behalf of the investors.

Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the asset retained by the Company is at least equal to the average yield earned by the other participants involved.

Fixed assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis at the following rates:

      Buildings                        20 years
      Furniture and fixtures           10 years
      Computers and office equipment    5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over a period not to exceed
20 years. The valuation and amortization of goodwill is evaluated on an on-going-basis and, if considered permanently impaired, is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.

Foreign currency translation

Prior to 1998, assets and liabilities denominated in foreign currencies of certain foreign operations were translated using the temporal method, whereby monetary assets and liabilities were converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt were deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets and liabilities were translated at historical rates.
Revenue and expenses were translated at the exchange rate in effect on the date of the transaction.

As a consequence of the acquisition of AT&T
Capital, the Company's foreign operations function financially and operationally independent of the parent, and therefore are considered, for the purposes of foreign currency translation, to be self-sustaining operations.
As a result, the assets and liabilities of these operations are translated into Canadian dollars at rates in effect at the balance sheet date.
Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on these self-sustaining operations are netted with share capital.

Income taxes

During 1997, the Canadian Institute of Chartered
Accountants approved the adoption of the liability method of accounting for income taxes effective for fiscal years beginning on or after January 1, 2000. Effective January 1, 1996, the
Company adopted the provisions of the standard.
The adoption of the standard amends the Company's method of accounting for income taxes from the comprehensive tax allocation method to an asset and liability approach. Under the asset and liability method, future tax assets and liabilities are provided for all significant temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The Company had retroactively adopted this standard. This standard does not have a material impact on the Company's financial position or results of operations in the current period or preceding periods.

Earnings per common share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the period. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding options to acquire common shares.

Derivative financial instruments

Derivative financial instruments are used to hedge the Company's exposure to interest and currency risk by creating positions which are opposite to, and offset, on-balance sheet positions which arise from normal operations.
The most frequently used derivatives are interest rate and currency swaps, bond forwards and foreign exchange forward contracts.

Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet.
Off-balance sheet treatment is accorded where an exchange of the underlying asset or liability has not occurred or is not assured, or where notional amounts are used solely to determine cash flows to be exchanged.

Swaps and bond forward contracts are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in accounts payable and accrued liabilities, as appropriate. Realized gains/losses on terminated contracts are recognized/expensed or deferred and amortized over the remaining life of any applicable corresponding position.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas in which estimates are used include residual values, income taxes, retained interests in securitized assets and related reserves, allowance for credit losses, valuation of assets held for sale, restructuring reserves and contingencies.

3. FINANCE ASSETS HELD FOR INVESTMENT

Finance assets held for investment consists of loans, capital leases and the Company's investment in securitization receivables and are as follows:

                                       June 30,    December 31,
                                         1998          1997
                                           $             $
Receivables                             11,094,149    2,005,661
Estimated unguaranteed residual values     791,396       57,421
Unearned income                         (1,209,288)    (190,020)
Allowance for credit losses               (232,888)     (38,563)
Securitization receivables               1,261,464      351,069
Finance assets held for investment      11,704,833    2,185,568

As at June 30, 1998, the minimum annual payments
 are as follows:
                                                          $
1998                                                  3,681,756
1999                                                  2,229,573
2000                                                  1,655,513
2001                                                  1,105,255
2002                                                    728,688
Thereafter                                            1,693,364
                                                     11,094,149

Included in finance assets held for investment is US$6,997,950 [December 31, 1997 - US$693,758].

Substantially all of the finance assets held for investment bear interest at varying levels of fixed rates of interest. There are no significant concentrations.

The loans included in finance assets held for investment are collateralized by the related finance assets.

4. OPERATING LEASES HELD FOR INVESTMENT AND SALE

The following is a summary of equipment under operating leases:

                                        June 30,   December 31,
                                         1998          1997
                                           $             $

Original equipment cost:
Information technology                  2,070,296      364,608
Telecommunications                        799,044            0
Transportation                            802,179            0
Manufacturing                             556,937            0
Healthcare                                 19,488            0
General equipment and other               311,782            0
                                        4,559,726      364,608
Less:  Accumulated depreciation        (1,537,795)     (88,775)
Rental receivables, net                    81,559            0
Investment in operating leases          3,103,490      275,833

Minimum annual future rentals to be received on non-cancelable operating leases as of June 30, 1998, are as follows:
                                                           $
1998                                                     924,550
1999                                                     763,313
2000                                                     407,238
2001                                                     124,603
2002                                                      45,723
Thereafter                                                10,432
                                                       2,275,859

Included in operating leases held for investment and sale is US$2,191,127 [December 31, 1997 - $182,824].

5. ALLOWANCE FOR CREDIT LOSSES

An analysis of the Company's allowance for credit losses and its finance assets and operating leases held for investment and sale are as follows:

                                          June 30,      March 31,
                                            1998          1998
                                              $             $
Finance assets held for investment and
Operating leases held for investment
    and sale                              14,808,323   14,390,884

Allowance for credit losses, beginning
    of period                                257,763       38,563
Provisions for credit losses during
    the period including acquisitions         24,223      246,723
Write-offs, net of recoveries                (20,556)     (27,523)
Allowance for credit losses, end of period   261,430      257,763

Allowance as a percentage of investment assets   1.8%        1.8%

Investment assets in arrears
    (90 days and over)                       153,775     160,008

Arrears as a percentage of investment assets     1.0%        1.1%

Investment assets in repossession, at
    estimated net realizable value           107,793     122,421

Credit provisions against finance assets acquired during the period amounted to nil [March 31, 1998 - $207,446].


6. FIXED ASSETS

Fixed assets consist of the following:

                         June 30, 1998           December 31, 1997
                                  Accumulated               Accumulated
                        Cost      depreciation   Cost       depreciation
                          $            $           $             $

Land and buildings      42,611      23,099      14,654          3,281
Furniture and fixtures  81,022      43,943      48,658         15,143
Computers and office
    equipment          134,431      65,974      56,552         17,300
Other                    5,403       1,537       4,182            926
                       263,467     134,553     124,046         36,650
Net book value         128,914                  87,396


7. ACQUISITION

On January 12, 1998, the Company purchased all of the outstanding common shares of AT&T Capital for approximately U.S. $1.7 billion
(Cdn $2.4 billion), of which approximately U.S. $1.15 billion
(Cdn $1.6 billion) was paid in cash and remaining U.S. $550 million (Cdn $789 million) was satisfied through the issuance of approximately 17.6 million common shares of the Company. AT&T
Capital is a full-service, diversified equipment leasing and finance company that operates predominately in the United States.

This acquisition has been accounted for as a purchase, and accordingly the Company's consolidated financial statements include the results of operations of the acquired business from the date of acquisition. The net assets acquired are as follows:

                                                          $
Net assets acquired at approximate fair values
Cash                                                    12,346
Finance assets held for investment                   9,380,053
Operating leases held for investment and sale        2,287,583
Accounts receivable, prepaids and other                498,933
Future income tax receivable                           327,870
                                                    12,506,785

Accounts payable and accrued liabilities             1,034,621
Debt                                                10,213,136
Preferred securities                                   286,560
                                                    11,534,317
Net assets acquired                                    972,468

Consideration
Cash                                                 1,645,029
Common shares                                          789,997
Total consideration                                  2,435,026
Goodwill                                             1,462,558



8. DEBT
Debt consists of the following:
                                                         June 30,  December 31,
                                                          1998         1997
                                                            $            $
Fixed Rate Debt

U.S. senior notes, bearing interest varying from 6.95%
to 7.12%, maturing in the years 2000 to 2005               152,953     149,011

U.S. senior notes, bearing interest at 8.26%,
maturing in the year 2005                                  147,070     143,280

Medium term notes, bearing interest rates varying from
4.40% to 9.34% maturing in the years 1998 to 2007        1,156,916   1,118,433

U.S. medium term notes, bearing interest varying from
5.53% to 8.08% maturing in the years 1998 to 2005        6,906,407           0

7.625% debenture, maturing in June, 2001                   124,830     124,802

6.45% debenture, maturing in June, 2002                    149,806     149,782

Other fixed rate debt                                      437,666     270,227

Floating rate debt

Floating rate U.S. medium term notes, interest
periodically reprices based upon various indices, average
interest rate ranges from 5.88% to 6.15%, maturing in
the years 1998 to 2000                                   1,504,894          0

Commercial paper and other short term borrowings         2,779,203     34,281
                                                        13,359,745  2,789,816

Interest expense on the debt outstanding during the period was $454,798 [1997 - $59,941].

On August 12, 1997, the Company increased its
Canadian bank facility to $750 million.  On May
14, 1997, the Company renewed and increased its U.S. bank facility to US$600 million. The
Canadian bank facility and one-third of the U.S.
bank facility is a 364-day committed unsecured revolving credit facility with a syndicate of Canadian, U.S. and international banks. The remaining two-thirds of the U.S. bank facility is a three-year committed unsecured revolving credit facility. These credit facilities are used as interim funding pending syndication, sale, securitization, collection of proceeds of financings assets, or as support for the Company's $750 million Canadian commercial paper program and its US$600 million U.S. commercial paper program. The Canadian and U.S. bank facilities attract interest at bankers' acceptance plus 45 basis points and LIBOR plus 45 basis points, respectively.

The Company renegotiated its various bank facilities in April, 1998 to support the existing commercial paper programs and for general corporate purposes. The U.S. bank facility was increased to US$2.3 billion with US$1.535 billion having a term of 364 days and US$765 million having a term of 5 years. In addition, the Canadian bank facility was increased to $1.2 billion with a term of 364 days.

Included in debt is US$8,504,510 [December 31,
1997 - US$1,388,211] of which US$7,698,061
[December 31, 1997 - US$1,323,211] was used to
fund leases and loans which are repayable in U.S.
dollars.

As of June 30, 1998, scheduled annual repayments are as follows:
                                                             $
1998                                                    7,982,494
1999                                                    1,554,077
2000                                                    1,971,245
2001                                                      465,352
2002                                                      287,181
Thereafter                                              1,099,396
                                                       13,359,745


9. SHARE CAPITAL
Authorized -
The Company's authorized share capital consists of the following:

[i]  Unlimited Common Shares with voting rights;
[ii] Unlimited Special Shares without voting rights convertible into Common Shares on a share-for-share basis; and [iii] Unlimited Class A Preference Shares issuable in series.

Outstanding -
The following is a summary of the changes in share capital during the period:
                                           June 30,             December 31,
                                            1998                    1997
                                         #          $          #            $
Subscription Rights
Outstanding, beginning of period  38,500,000   1,758,493           0           0
Exchange for common shares        38,500,000) (1,758,493)
Proceeds of rights issue, net              0           0   38,500,000  1,758,493
Outstanding, end of period                 0           0   38,500,000  1,758,493

Common Shares
Outstanding, beginning of period  83,070,958   1,176,909   60,182,688    415,160
Proceeds of share issue, net               0           0   13,910,000    481,030
Shares issued for subscription
    Rights                        38,500,000   1,725,864            0          0
Shares issued for warrants         8,668,446     572,605            0          0
Issued on acquisition [note 7]    17,633,857     789,997    8,214,843    277,295
Stock options exercised              401,818       3,359      743,172      2,839
Others                                17,794       1,134       20,255        585
Outstanding, end of period       148,292,873   4,269,868   83,070,958  1,176,909

Total                            148,292,873   4,269,868  121,570,958  2,935,402
Unrealized foreign
 currency translation adjustment           0      13,486            0          0
Total share capital              148,292,873   4,283,354  121,570,958  2,935,402

Public Offerings

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split)
Common Shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

On August 29, 1997, the Company completed a public offering of 7,260,000 common shares at $38.50 per share for gross proceeds of $279,510.
Expenses of this issue, net of deferred income tax recoveries of $5,571, amounted to $6,809.

On December 3, 1997, the Company completed a public offering of 38,500,000 subscription rights at $46.00 per right for gross proceeds to the Company of $1.77 billion. Expenses of this issue, net of deferred income tax recoveries of $36,929, amounted to $45,136.

On January 12, 1998, the subscription rights were exchanged for 38,500,000 common shares at $46.00 per share.

On June 4, 1998, all of the special warrants outstanding were exercised without additional payment.

Treasury Issue

On September 24, 1997, the Company completed a private placement of 1,700,000 common shares at $50.10 per share for proceeds of $85,170.

On January 12, 1998, the Company completed a private placement of 17,633,857 common shares at US$31.19 per share for proceeds of US$550,000.

On May 20, 1998, the Company completed a private placement of 8,668,446 special warrants at US$46.14 per warrant. Each special warrant entitled the holder thereof to acquire one common share of the Company.

Subdivision of Common Shares

Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding Common Shares and all the Company's Common Shares reserved for issuance.


10. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Finance assets under management are as follows:

                                      June 30,      March 31,
                                        1998          1998
                                          $             $

Securitized finance assets            12,621,174     11,018,443
Syndicated finance assets              4,047,070      4,089,609
Syndicated finance assets of
    affiliated companies                 600,381        606,908
                                      17,268,625     15,714,960


11. COMPARATIVE AMOUNTS

Certain comparative amounts have been
reclassified to conform to the presentation adopted in the current year.